FORM 6K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 16d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 000-31096

International Tower Hill Mines.

(translation of registrant’s name into English)

#1920 - 1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒

Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K  if submitted solely to provide an attached annual report to security holders:

Indicate by check mark if the registrant is submitted the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report on other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐

No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82- ☐.

Exhibits

1.	Press Release of the Registrant dated, August 26, 2009
2.	Material Change Report of the Registrant dated, September 2, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
International Tower Hill Mines.
/s/ Jeffrey Pontius
Date: September 8, 2009	Name: Jeffrey Pontius Title: President and CEO

In connection with the Company’s listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at August 3, 2007.